PRESS RELEASE

Cascades Inc.	Phone: (819) 363-5100
404, Marie-Victorin P.O. Box 30 Kingsey Falls (Quebec) Canada J0A 1B0	Fax: (819) 363-5155 www.cascades.com

Cascades agrees to purchase the folding carton business
of Dover Industries Limited

Kingsey Falls  (Quebec) January 17, 2005 — Cascades Inc. (TSX: CAS) announces that it has agreed to acquire the assets of the packaging division of Dover Industries Limited (TSX: DVI), located in Burlington (Ontario) representing annual folding carton sales of approximately $35 million. The amount of the transaction, which is not material to Cascades, was not disclosed. A closing is expected at the end of January 2005.

Commenting on the transaction, Mr. Eric Laflamme, President and Chief Operating Officer for North America of the Cascades Boxboard Group, stated : “The purchase of the Dover Packaging business will allow our new customers to benefit from a more diversified product offering while  allowing them to take advantage of our broader geographical presence. In keeping with our long-term strategies, this transaction will increase our integration in North America in addition to allowing our group to further diversify its product lines.”

Cascades Inc. is a leader in the manufacturing of packaging products, tissue paper and specialized fine papers. Internationally, Cascades employs 15,400 people and operates 150 modern and versatile operating units located in Canada, the United States, France, England, Germany and Sweden. Cascades recycles more than two million tons of paper and board annually, supplying the majority of its fibre requirements. Leading edge de-inking technology, sustained research and development, and 40 years in recycling are all distinctive strengths that enable Cascades to manufacture innovative value-added products. Cascades’ common shares are traded on the Toronto Stock Exchange under the ticker symbol CAS.

Dover Industries Ltd is a food products and paper products company with sales throughout Canada and the U.S.A. Their production facilities include flour mills in Acton and Cambridge, Ontario, a flour mill and mix plant in Halifax, Nova Scotia, a paper cup manufacturing facility in Brampton, Ontario and an ice cream cone and plastics products operation in Burlington, Ontario.

For further information:

Mr. Stéphane Mailhot

Director, Corporate Communications

Cascades

(819) 352-0982

stephane_mailhot@cascades.com

Mr. Marc Jasmin

Director, Investor Relations

Cascades

(514) 232-2681

marc_jasmin@cascades.com

Source: Mr. Eric Laflamme President and Chief Operating Officer North America Cascades Boxboard Group